Exhibit 99.1

Powell Max Limited Announces First Half 2025 Unaudited Financial Results

HONG KONG, September 23, 2025 – Powell Max Limited (Nasdaq: PMAX) (the “Company” or “Powell Max”), a financial communications services provider headquartered in Hong Kong, today announced its unaudited interim condensed financial results for the six months ended June 30, 2025.

Overview:

●	Revenue was HK$23.9 million (US$3.1 million) for the six months ended June 30, 2025, representing an increase of 5.3% for the same period in 2024.

●	Net loss was HK$20.4 million (US$2.6) for the six months ended June 30, 2025, as compared with the profit of HK$0.8 million for the same period in 2024.

Six Month Financial Results Ended June 30, 2025

Revenue. Revenue increased by 5.3% from HK$22.7 million for the six months ended June 30, 2024 to HK$23.9 million (US$3.1 million) for the six months ended June 30, 2025, which was mainly contributed by the revenue of HK$1.5 million (US$0.2 million) from Miracle Media Production Limited (“Miracle Media”), following the completion of the acquisition of Miracle Media on February 28, 2025.

General and administrative expenses. General and administrative expenses increased by 4.9 times from HK$6.0 million for the six months ended June 30, 2024 to HK$29.4 million (US$3.8 million) for the six months ended June 30, 2025, which was mainly due to (i) an increase in the number of staff and the general and administrative expenses after the completion of acquisition of Miracle Media on February 28, 2025, (ii) the incurrence of issuance expenses relating to the standby equity purchase agreement entered into in November 2024, and (iii) an increase in the professional fee and post-listing expenses in related thereto.

Selling and distribution expenses. Selling and distribution expenses increased by 10.0% from HK$3.0 million for the six months ended June 30, 2024 to HK$3.3 million (US$0.4 million) for the six months ended June 30, 2025, which was mainly due to an increase in the number of staff in our sales team and an increase in other expenses on business development and marketing. In light of the reduction of capital market activities in Hong Kong, we have engaged extra resources on sales and marketing with the view to maintain our market presence.

Net loss. Net loss for the period ended June 30, 2025 was HK$20.4 million (US$2.6 million), as compared with the net profit of HK$0.8 million for the same period in 2024, which was mainly due to the increase in general and administrative expenses, and selling and distribution expenses.

Basic and diluted loss per share. Basic and diluted loss per share was HK$1.07 (US$0.14) per ordinary share for the six months ended June 30, 2025, as compared to a basic and diluted earning per share of HK$0.06 per ordinary share for the six months ended June 30, 2024.

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Exchange Rate Information

The Company is a holding company with operations conducted in Hong Kong through JAN Financial Press Limited (“JAN Financial”) and Miracle Media, its operating subsidiaries. The reporting currency of JAN Financial and Miracle Media is Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar at a range of HK$7.75 to HK$7.85 to US$1. Unless otherwise noted, all translations from Hong Kong dollars to United States Dollars in this press release were calculated the noon middle rate of US$1 — HK$7.8499, as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System on June 30, 2025. No representation is made that the HK$ amount represents or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Rounding Amounts and Percentages

Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding.

For investor and media inquiries, please contact:

Company Info:

Powell Max Limited

Investor Relations

ir@janfp.com

(852) 2158 2888

POWELL MAX LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2024 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

FINANCIAL POSITION AS OF JUNE 30, 2025

	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK$	HK$	US$
ASSETS
Non-current assets
Goodwill	—	28,116,846	3,581,809
Property, plant and equipment	4,253,686	7,861,254	1,001,447
Total non-current assets	4,253,686	35,978,100	4,583,256

Current assets
Trade and other receivables	16,096,160	15,018,674	1,913,231
Cash and bank balances	42,222,014	8,894,909	1,133,124
Total current assets	58,318,174	23,913,583	3,046,355

Total assets	62,571,860	59,891,683	7,629,611

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	12,990,458	11,930,106	1,519,778
Contract liabilities	1,310,435	622,226	79,265
Bank borrowings	3,845,863	3,368,086	429,061
Lease liabilities	1,376,122	2,910,354	370,751
Derivative	6,756,516	—	—
Convertible promissory notes	13,860,647	—	—
Total current liabilities	40,140,041	18,830,772	2,398,855

Non-current liabilities
Trade and other payables	150,000	150,000	19,109
Lease liabilities	1,014,182	3,357,693	427,737
Total non-current liabilities	1,164,182	3,507,693	446,846

Total liabilities	41,304,223	22,338,465	2,845,701

Equity attributable to owners of the Company
Share capital	11,457	15,253	1,943
Accumulated losses	(33,754,822)	(54,477,277)	(6,939,869)
Reserves	55,011,002	92,015,242	11,721,836
Total equity	21,267,637	37,553,218	4,783,910

Total liabilities and equity	62,571,860	59,891,683	7,629,611

POWELL MAX LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	Six months ended June 30,
	2024 (unaudited)	2025 (unaudited)
	HK$	HK$	US$
Revenue	22,732,219	23,943,656	3,050,186
Cost of sales	(12,549,020)	(12,938,874)	(1,648,285)
Gross profit	10,183,199	11,004,782	1,401,901

Other income and gain	26,247	2,628,073	334,790
General and administrative expenses	(6,000,158)	(29,440,811)	(3,750,469)
Selling and distribution expenses	(3,005,905)	(3,347,044)	(426,381)
Allowance of expected credit loss - trade receivables	(228,666)	(730,257)	(93,028)

Profit/(Loss) from operations	974,717	(19,885,257)	(2,533,187)
Finance costs	(193,581)	(479,994)	(61,146)

Profit/(Loss) before income tax	781,136	(20,365,251)	(2,594,333)
Income tax expense	—	—	—
Profit/(Loss) for the period	781,136	(20,365,251)	(2,594,333)

Other comprehensive income/(loss):
Exchange differences on translation foreign operations	(12,362)	(357,204)	(45,504)
Total comprehensive income/(loss) for the period	768,774	(20,722,455)	(2,639,837)

Earnings/(Loss) per share attributable to owners of the Company
Basic and diluted	0.062	(1.068)	(0.136)

Weighted average number of ordinary shares
Basic and diluted	12,500,000	19,071,771	19,071,771

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